Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML announces 2011 Third Quarter Results

ASML confirms expectation for record sales year

VELDHOVEN, the Netherlands, Oct 12, 2011 - ASML Holding NV (ASML) today announces 2011 third quarter results.

•	Q3 bookings (excluding EUV) came in just above guidance at EUR 514 million

•	On track for record 2011 net sales of about EUR 5.5 billion

	Q3 2011	Q2 2011	Notes

Net sales	1,459	1,529
of which service and field option sales	185	196
New systems sold (units)	46	58
Used systems sold (units)	9	5
ASP new systems sold	27.1	22.7
ASP all systems sold	23.2	21.2

Net bookings, excluding EUV	514	840
Net bookings, excluding EUV (units)	23	34
ASP of booked systems, excluding EUV	22.4	24.7

Systems backlog, excluding EUV	1,994	2,756
Systems backlog, excluding EUV (units)	74	105
Orders remaining NXE:3100 (EUV) (units)	4	6	(1)
Orders remaining NXE:3300 (EUV) (units)	10	10
Gross margin excluding EUV	44.5%
Gross margin	42.1%	45.1%	(2)

R&D costs	150	145
SG&A costs	56	51

Net cash flow from operations	338	499
End-quarter cash and cash equivalents	2,838	2,742

Net income	355	432
EPS (in euro)	0.84	1.01

(Figures in millions of euros unless otherwise indicated)

Notes:

(1)	The orders for NXE:3100 (EUV), with an average selling price of EUR 40 million per system, reflect 2 systems that were recognized in net system sales in the third quarter, 1 system to be recognized in Q4 and 1 system to be recognized in one of the upcoming quarters, 1 operating lease contract and 1 R&D system to be recognized in the R&D line in the coming quarters.
(2)	As announced in Q2 2011, Q3 2011 sales included two second generation EUV systems which represent total sales of around EUR 80 million with zero profit margin; all other sales (excluding EUV) had a gross margin in Q3 2011 of about 44.5 percent.

Third Quarter Highlights

•	More than 100 TWINSCAN NXT:1950i (our most advanced production system) have shipped to date; the total installed base of ASML immersion systems now exceeds 320.

•	An average selling price (ASP) of EUR 27.1 million for new systems sold as a result of the recognition of a high number of TWINSCAN NXT:1950i systems and two second generation EUV systems.

•	A TWINSCAN NXT:1950i has surpassed the productivity milestone of more than 4,000 wafers in a single day at a customer manufacturing site.

•	First TWINSCAN NXT:1950i with throughput of 200 wafers per hour at 125 shots (230 wafers per hour at 96 shots) is being shipped.

•	ASML Brion announced a new mask correction capability to enable larger process windows for advanced 2x nanometer chip designs.

•	Of our new EUV lithography platform, we have delivered five NXE:3100 systems to customers and the sixth is being shipped.

•	Imaging performance of the NXE:3100 has been demonstrated with enhancement technology down to 22 nanometer in a single exposure.

•	During the quarter customers almost doubled the number of exposed wafers on NXE:3100 systems, to a total of more than 2,500 wafers, allowing them to develop next generation chip production processes.

•	Assembly and integration has started of our first NXE:3300 systems, the volume production successor of the NXE:3100, for first delivery in the second half of 2012.

Outlook

•	ASML expects full year 2011 sales to hit a record level of about EUR 5.5 billion.

•	Q4 2011 bookings expected at a level above Q3.

“Despite the current turbulent macro-economic environment, ASML’s strong business model and the industry need for the latest lithography technologies enable us to reiterate our expectation of 2011 revenues of about EUR 5.5 billion, including EUV, in line with initial guidance. It is too early to understand how overall demand for semiconductors will contribute to our business in 2012, but we believe that a sustained need for leading edge systems capable of new nodes will likely result in increased Q4 2011 bookings, compared with Q3,” Eric Meurice said. “This level of bookings will start to support the continued technology upgrades by our customers for sub 20-nanometer nodes development, while ramping production of advanced 2x nm nodes in Logic and in NAND Flash memory, and 3x nm in DRAM memory. We continue our dual product leadership strategy, consisting of strengthening our immersion offering, as measured by the new records achieved by the TWINSCAN NXT:1950i and the significant contributions made by our Holistic Lithography suite of products, while also investing significantly to introduce EUV. The EUV systems are making significant progress, as our NXE:3100s are processing wafers at customer manufacturing sites and as we have started assembly of the first of the new generation NXE:3300 systems. EUV source power has scaled slower than planned, however we confirm that two source suppliers have now demonstrated technologies for power levels that support a wafer per hour productivity increase from current single digit levels to mid-teens, which will be implemented starting from Q4 2011, putting us on a roadmap to commercially viable productivity levels in the summer of 2012. We are therefore proceeding with ramping our capacity to address a number of DRAM, NAND and Logic critical layers for customer wafer production in 2013 and 2014,” Meurice said.

For the fourth quarter 2011, ASML expects net sales of above EUR 1.1 billion, including one second generation EUV system representing around EUR 40 million of sales with zero profit margin. All other sales (excluding EUV) are expected to have a gross margin in Q4 2011 of about 42 percent (about 41 percent for sales including EUV). R&D costs for Q4 are expected at EUR 150 million to support our strategic investments. SG&A costs are expected at EUR 56 million.

Update on share buy back program

As part of ASML’s policy to return excess cash to shareholders through dividend and regularly timed share buy back programs, ASML in January 2011 announced its intention to purchase up to EUR 1 billion of its own shares within two years. As part of this program ASML has purchased 20.7 million shares for a total consideration of EUR 559 million up to September 25, 2011. ASML intends to cancel the repurchased shares. The share buy back program may be suspended, modified or discontinued at any time. All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 7,800 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 10 29 44 271 and the US +1 718 971 5738 (US participants will have to quote the following confirmation code when dialing into the conference: 1015439). To listen to the conference call, access is also available via www.asml.com

A replay of the Investor and Media Call will be available on www.asml.com

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of September 25, 2011, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended September 25, 2011 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements, the IFRS consolidated financial statements and the Statutory Interim Report published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.